LIST OF SUBSIDIARIES

Century Risk Insurance Services, Inc., a Florida corporation
ClaimCor, LLC, a Florida limited liability company
FedNat Insurance Company, a Florida corporation
FedNat Underwriters, Inc., a Florida corporation
Insure-Link, Inc., a Florida corporation
Maison Insurance Company, a Louisiana corporation
Maison Managers, Inc., a Delaware corporation
Monarch National Insurance Company, a Florida corporation
Southeast Catastrophe Consulting Company, LLC, an Alabama limited liability company